Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 21, 2008
Item 3	News Release The news release dated February 21, 2008 was disseminated through Marketwire.
Item 4
Summary of Material Change

Canplats Resources Corporation announced that two diamond drill rigs have commenced drilling in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.  Diamond drilling will target sulphide mineralization beneath the widespread oxide gold-silver-lead-zinc mineralization that has been intersected by reverse circulation drill holes to date.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated February 21, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 21st day of February, 2008.

February 21, 2008	TSX Venture Symbol: CPQ

DIAMOND DRILLING COMMENCES AT CAMINO ROJO;
TWO ADDITIONAL HOLES EXTEND
GOLD-SILVER-LEAD-ZINC MINERALIZATION

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce that two diamond drill rigs have commenced drilling in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.  Diamond drilling will target sulphide mineralization beneath the widespread oxide gold-silver-lead-zinc mineralization that has been intersected by reverse circulation drill holes to date.

In addition, assay results have been received for two reverse-circulation drill holes that have successfully extended the margins of the Represa Zone mineralization.  Drill holes CR-13 and CR-14 were both inclined at -50 degrees to the north, and were collared 50 meters to the north and 50 meters to the south of previously announced drill hole CR-12 on the easternmost section drilled to date (see news release of January 21, 2008).  Significant mineralization was intersected as follows:

Hole No.	From (meters)	To (meters)	Interval (ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-13	0	218	218	0.91	27.83	0.49	0.55
incl.	109	218	109	1.27	41.42	0.51	0.63
CR-14(i)	0	237	237	0.62	21.46	0.41	0.61
incl.	116	237	121	0.87	24.90	0.39	0.81

(i)  Hole ended in mineralization
(ii) True width to be determined

Maps of the drill program are available at the Canplats web site, www.canplats.com.

Drilling to date at Camino Rojo has outlined broad intervals of gold-silver-lead-zinc mineralization for at least 400 meters along strike and to a vertical depth of 175 meters.  Oxide mineralization starts right at surface, with most holes terminating in strong mineralization.  In addition to the diamond drilling program, ongoing reverse circulation drilling will focus on extending and delineating the oxide mineralization.

Induced polarization (IP) surveys have been expanded to outline potential extensions to known mineralization and new targets in adjacent areas.  A reconnaissance-style geophysical and geochemical program is also being designed to identify additional priority target areas within the 150,000 hectare (580 square mile), mostly overburden-covered property.

The Camino Rojo project is wholly-owned by Canplats Resources and is located in an area of excellent infrastructure, 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above.  All samples were submitted for preparation in Chihuahua, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.